Registration Statement No 333-74008

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Amendment No. 1 to

FORM S-2

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

Farmland Industries, Inc.

(Exact name of registrant as specified in its charter)

Kansas
(State or other jurisdiction of incorporation or organization)

44-0209330
(I.R.S. Employer IdentificationNo.)

12200 North Ambassador Drive, Kansas City, Missouri 64163-1244

816-713-7000

        (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John F. Berardi

Executive Vice President and Chief Financial Officer

Farmland Industries, Inc.

12200 North Ambassador Drive, Kansas City, Missouri 64163-1244

816-713-6348

(Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following  [   ]

CALCULATION OF REGISTRATION FEE

  ================================================== ==========================   ====================
                                                          Proposed Maximum
                                                       Aggregate Offering or           Amount of
  Title of Each Class of Security Being Registered         Exchange Price          Registration Fee
  Demand Loan Certificates                               $          100,000,000
  Subordinated Debenture Bonds                           $          260,000,000
  -------------------------------------------------- --------------------------  ---------------------
  Total                                                  $          360,000,000    $            92,367
  ================================================== ==========================  =====================

The fee is calculated pursuant to rule 457(o). Pursuant to Rule 429, the combined prospectus filed as a part of this Registration Statement will relate as well to the Registrant’s Form S-1 Registration Statement No. 333-94929. This Registration Statement shall constitute a post-effective amendment on Form S-2 to Registration Statement No. 333-94929. The amount of securities registered in Registration Statement No. 333-94929 which were not sold and which are carried forward in this combined Registration Statement and the related fee calculated at a rate of .000264 are: amount of securities - $169,091,000, amount of fee - $44,640. As a result, the fee paid herewith relates to $190,909,000 of securities and amounts to $47,727, calculated at a rate of .00025.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

============================================================================================================================== THE FOLLOWING IS A RED HERRING LOCATED IN THE LEFT MARGIN:The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking any offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 16, 2002

Prospectus

                   Farmland Industries, Inc.

$100,000,000 Demand Loan Certificates

$260,000,000 Subordinated Debenture Bonds
                                                                                 MINIMUM
                                                                             INITIAL INVESTMENT
Demand Loan Certificates                                                     $          1,000

Subordinated Debenture Bonds
      Ten-Year, Series A.....................................................$          1,000
      Ten-Year, Series B ....................................................$        100,000
      Five-Year, Series C....................................................$          1,000
      Five-Year, Series D....................................................$        100,000
      Ten-Year Monthly Income, Series E......................................$          5,000
      Ten-Year Monthly Income, Series F......................................$        100,000
      Five-Year Monthly Income, Series G.....................................$          5,000
      Five-Year Monthly Income, Series H.....................................$        100,000
For interest rate information, call 1-800-821-8000, ext. 6360. Terms of Sale

If all the securities offered are sold, we will receive $100.0 million from the sale of demand loan certificates and $260.0 million from the sale of subordinated debenture bonds. However, we will exchange subordinated debenture bonds with a face amount of up to $80.0 million for other subordinated debt securities. Cash proceeds will be reduced by the face amount of subordinated debenture bonds exchanged. Also, if more than $180.0 million is sold for cash a lesser amount will be available for exchange. We will pay approximately $7.6 million in commissions and $1.5 million in other expenses.

The agent is not required to sell any specific number or dollar amount of debt securities but will use its best efforts to sell the debt securities offered. If and when the agent sells particular debt securities, the purchaser will pay to us the total sale price of these securities, net of commissions. At that time, we have full access to the proceeds of sale. Farmland will not place any of the proceeds in any escrow, trust or similar arrangement prior to using the proceeds in our business. See “Use of Proceeds” on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This offering will end at the close of business on December 31, 2002.

See “Risk Factors” beginning on page 6 for a description of certain risk factors that you should consider before you invest in these securities.

Farmland Securities Company
Agent

November 27, 2001

You should rely only on the information contained in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with any information that is different. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted. Furthermore, you should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                                    TABLE OF CONTENTS

INFORMATION AVAILABLE ABOUT FARMLAND

Information Available from the SEC

The Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our company to file annual and quarterly reports, as well as certain other information, with the Securities and Exchange Commission (“SEC”). These reports may be read and copied at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplication fee, by writing to the Public Reference Section of the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

Information Available From Farmland

You also may request a copy of our latest annual report as filed with the SEC, at no cost, by writing or telephoning us at the address shown below on this page.

Information Available From NASD

The National Association of Securities Dealers, Inc. (“NASD”) has a program which provides information regarding the disciplinary history of NASD members and their associated persons. You may obtain an investor brochure which includes information describing this program by contacting the NASD. The NASD hotline number is 1-800-289-9999. The NASD website is http://www.nasdr.com/2000.htm.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We “incorporate by reference” into this prospectus selected information that we have previously filed with the SEC, which means that we can disclose important information to you by referring you directly to those documents. The information that we file by reference is considered part of this prospectus. Information contained in this prospectus automatically updates and supersedes information contained in any document which we incorporate by reference. Also, information in any document incorporated by reference updates and supersedes information in any earlier document which we incorporated by reference.

The following documents, filed by Farmland with the SEC pursuant to the Exchange Act, are incorporated by reference into this prospectus:

Annual Report on Form 10-K for the year ended August 31, 2001, filed on November 20, 2001, Commission file number 001-11629; and

Quarterly Report on Form 10-Q for the three months ended November 30, 2001, filed on January 14, 2002, Commission file number 001-11629.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                                        Farmland Industries, Inc.
                                        P.O. Box 20111
                                        Kansas City, Missouri 64195
                                        816-713-7000, extension 6360

Attached to and constituting a part of this prospectus is a copy of our latest Annual Report on Form 10-K and our latest Quarterly Report on Form 10-Q.

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PROSPECTUS SUMMARY

This summary does not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision.

Kansas City, Missouri is the location of our world headquarters. Our mailing address and telephone number are as follows:

                                        Farmland Industries, Inc.
                                        P.O. Box 20111
                                        Kansas City, Missouri 64195
                                        816-713-7000

Farmland's Business

Farmland Industries, Inc., founded in 1929 and formally incorporated in Kansas in 1931, is a farm supply cooperative and a processing and marketing cooperative. In this prospectus, unless the context suggests differently, “Farmland”, “we”, “us”, or “our” refers to Farmland Industries, Inc. and its consolidated subsidiaries and all references to year or years are to fiscal years ended August 31. Farmland operates on a cooperative basis and is primarily owned by its members. Members receive annual payments, referred to as patronage refunds, distributed by Farmland from the member-sourced portion of our annual net earnings to the extent our Board of Directors approves the payment, either in cash or equity.

As of August 31, 2001, Farmland’s membership, associate membership and holders of capital credits consisted of approximately 2,400 cooperative associations of farmers and ranchers and 8,800 pork or beef producers or associations of such producers.

Based on sales, we are one of the largest cooperatives in the United States. In 2001, we had sales of $11.8 billion, including sales of approximately $1.7 billion to customers outside of the United States.

Farmland competes with many companies, including other cooperatives. These competitors are of various sizes and have various levels of vertical integration. We sell to a large number of customers, and with the exception of Agriliance and Country Energy, no single customer is material to our business. Agriliance, a 25%-owned affiliate, is a crop nutrient and crop protection marketing venture. We sell all of our crop nutrient production to Agriliance. Agriliance, in turn, sells our product and product it obtains from other suppliers to numerous local cooperatives and other crop protection and crop nutrient retailers.

In November 2001, we sold our interest in our petroleum products marketing venture, Country Energy, to Cenex Harvest States Cooperatives. As a part of this transaction, for an initial period of two years, we will sell all refined products produced at our Coffeyville, Kansas refinery to Cenex Harvest States. Cenex Harvest States, in turn, will sell our products and products it obtains from other suppliers to numerous local cooperatives and other petroleum products retailers.

Our business is focused on two areas:

  Agricultural inputs, which includes products used by farmers and ranchers to produce crops and livestock, and
  Outputs, which consists of the crops and livestock produced by farmers and ranchers.

Agricultural Inputs

In this area, we operate as a farm supply cooperative. Our three main farm supply product divisions are as follows:

  The manufacturing and distribution of nitrogen-based and phosphate-based plant foods (Crop Production)
  The refining of gasoline, diesel fuel and distillates (Petroleum)
  The manufacturing of animal feed products through our equity interest in Land O’Lakes Farmland Feed (Feed)

In 2001, our sales of farm supply products were $2.5 billion. Approximately 54% of these farm supply products were manufactured in plants owned or operated by Farmland. Member cooperative associations purchased approximately 57% of the farm supply products we sold in 2001. These cooperatives distribute products primarily to farmers and ranchers who are the end users of the farm supply products we sell.

Agricultural Outputs

In this area, we operate as a processing and marketing cooperative. Our agricultural outputs operations are as follows:

  The processing and marketing of meat products (Refrigerated Foods)
  The origination, storage and marketing of grain (World Grain)

In 2001, our members supplied about 79% of the hogs we processed, 32% of the cattle we processed and 59% of the grain that we marketed domestically. Substantially all of the pork and beef products we sold in 2001 were processed in plants we own.

THE OFFERING

Description of Securities

We are offering $100.0 million of Demand Loan Certificates. We are offering $260.0 million of Subordinated Debenture Bonds for sale or to exchange for certain Farmland subordinated debt securities. All Demand Loan Certificates and Subordinated Debenture Bonds offered by this prospectus will be issued in uncertificated form. This means we do not issue a certificate for any of our debt securities that you may purchase. Rather, your investment in our debt securities will be evidenced by an entry on our records. To facilitate your recordkeeping, on confirmation of your purchase, we will issue to you a receipt and a bond instruction which will state the amount of securities you own and we will send to you a complete statement of your account each year in January. You may also obtain a bond instruction by contacting Farmland Securities Company by mail at P.O. Box 20087, Dept. 98, Kansas City, Missouri 64195-0087 or by telephone at (816) 713-6360.

The terms and conditions of the debt securities which we are offering for sale or exchange are more fully described in the section “Description of Debt Securities” which begins on page 17.

The Demand Loan Certificates are available with a minimum investment of $1,000. The Subordinated Debenture Bonds are available in several series, as follows:
             Series                                                          Initial Investment
      Ten-Year, Series A.....................................................$          1,000
      Ten-Year, Series B ....................................................$        100,000
      Five-Year, Series C....................................................$          1,000
      Five-Year, Series D....................................................$        100,000
      Ten-Year Monthly Income, Series E......................................$          5,000
      Ten-Year Monthly Income, Series F......................................$        100,000
      Five-Year Monthly Income, Series G.....................................$          5,000
      Five-Year Monthly Income, Series H.....................................$        100,000
Maturity

Demand Loan Certificates are payable upon demand.

  Subordinated Debenture Bonds of Series A and Series B mature 10 years from the date of original issuance.
  Subordinated Debenture Bonds of Series C and Series D mature 5 years from the date of original issuance.
  Monthly Income Subordinated Debenture Bonds of Series E and Series F mature 10 years from the date of original issuance.
  Monthly Income Subordinated Debenture Bonds of Series G and Series H mature 5 years from the date of original issuance.
Interest Rates

The interest rates we pay on the various debt securities we are selling can be found under the heading “Determination of Interest Rates” on page 11. Also, you may obtain information about the interest rates we pay by calling Farmland Securities Company, 1-800-821-8000, Extension 6360.

Interest Payment

Interest on the Demand Loan Certificates is payable in one of the following ways at the option of the purchaser:

a)       six months after the date of original issuance, and at the end of each and every six month period thereafter until the Demand Loan Certificate is surrendered for redemption, or

b)       only at the date of redemption, with interest compounded semi-annually at the effective Certificate Interest Rate.

The interest payment option on the Demand Loan Certificate is selected by the purchaser at the time of purchase and is irrevocable.

Interest on the Subordinated Debenture Bonds (Series A, Series B, Series C and Series D) is paid semi-annually on January 1 and July 1 or at the holder’s election may be left to accumulate semi-annually. See the sub-heading “Interest Payments” found within the headings “Ten-Year, Series A and B” beginning on page 21 and “Five-Year, Series C and D” beginning on page 22.

Interest on Monthly Income Subordinated Debenture Bonds (Series E, Series F, Series G and Series H) is paid on the first day of each month. See the sub-heading “Interest Payments” found within the headings “Ten-Year Monthly Income, Series E and F” beginning on page 25 and “Five-Year Monthly Income, Series G and H” beginning on page 26 of this prospectus.

Provisions for Early Redemption at the Option of Holders
1.  We will redeem the Ten-Year Series A and Series B and Five-Year Series C and
Series D Subordinated Debenture Bonds held by a trustee or custodian in an individual retirement account (“IRA”) as necessary to satisfy mandatory withdrawals from the IRA.

2.  We will redeem the Ten-Year Series A and Series B, and Five-Year Series C and
Series D Subordinated Debenture Bonds upon notice of the death of the holder.

3.  We will redeem limited amounts of Subordinated Debenture Bonds of Series A,
Series B, Series C and Series D before they mature if certain restrictive conditions are satisfied. The limited amount of Subordinated Debenture Bonds that we will redeem before maturity is explained under the caption “Limited
Redemption Prior to Maturity of Subordinated Debenture Bonds” beginning on page 24 of this prospectus. A summary of the other limitations on the redemption before maturity of Subordinated Debenture Bonds of Series A, Series B, Series C
and Series D follows:
  Except when held by a trustee or custodian in an IRA as stated in (1) above, the Ten-Year Subordinated Debenture Bonds (Series A and Series B) must have been held for at least 3 years.
  Except when held by a trustee or custodian in an IRA as stated in (1) above, the Five-Year Subordinated Debenture Bonds (Series C and Series D) must have been held for at least 2 years.
4.
We will redeem the Ten-Year Monthly Income Subordinated Debenture Bonds (Series
E and Series F), and Five-Year Monthly Income Subordinated Debenture Bonds
(Series G and Series H) before maturity only upon notice of the death of the holder.
Provisions for Early Redemption at the Option of Farmland

Subordinated Debenture Bonds of Ten-Year Series A and Series B, and Five-Year Series C and Series D, may be called at the option of Farmland two years after the date of issue.

Monthly Income Subordinated Debenture Bonds of Ten-Year Series E and Series F, and Five-Year Series G and Series H, cannot be called by Farmland.

Subordination

The rights of holders of the Subordinated Debenture Bonds to receive payments of principal and interest are subordinated in right of payment to all existing and future holders of Senior Indebtedness. Senior Indebtedness includes, among other things, Demand Loan Certificates, obligations of Farmland for money borrowed from or guaranteed to banks, trust companies, insurance companies or pension trusts, and indebtedness created after the date of the Subordinated Indenture under instruments which state that such indebtedness is Senior Indebtedness.

The Subordinated Debenture Bonds and the Demand Loan Certificates are also structurally subordinated to all obligations of Farmland's subsidiaries.

Underwriting Discounts and Commissions

We will pay Farmland Securities Company a commission not to exceed 4% of the aggregate sales price of the Subordinated Debenture Bonds and Demand Loan Certificates offered. We also pay Farmland Securities Company for all expenses it incurs related to the sale of these securities. However, this additional payment is limited to no more than 3% of the aggregate sales price of the securities being offered.

Purpose of the Exchange Offer

The purpose of the exchange offer is to extend the period of time we utilize funds borrowed from an investor in our Subordinated Debenture Bonds. For additional information regarding the exchange offer, including how to accept the exchange offer, please see “Exchange Offer” on page 14 of this prospectus.

Selling Price

The debt securities, if sold for cash, will be sold for 100% of the face amount.

Use of Proceeds

Proceeds received from the sale of the debt securities will be used for general corporate purposes, including repayment of debt and the funding of capital expenditures.

RISK FACTORS

You should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this prospectus.

Risks Relating to the Offering

Subordination – Your right to receive payments on the Subordinated Debenture Bonds is junior to our current senior indebtedness and will be junior to future senior indebtedness; in addition, your right to receive payments on both the Subordinated Debenture Bonds and the Demand Loan Certificates is structurally subordinated to the liabilities of our subsidiaries.

To the extent that your debt is junior or subordinated to the debts of either Farmland or its subsidiaries, that other debt may be paid prior to satisfying the obligations under your debt.

The Subordinated Debenture Bonds offered by this prospectus for sale and for exchange are unsecured obligations of Farmland and are subordinated in right of payment to all existing and future Senior Indebtedness of Farmland. As a result, no payment of principal or interest will be made on the Subordinated Debenture Bonds until payment has been made on the amounts then due on Senior Indebtedness. See “Description of Debt Securities – Subordination” on page 28 of this prospectus.

In addition, both the Subordinated Debenture Bonds and the Demand Loan Certificates are structurally subordinated to all liabilities of Farmland’s subsidiaries. Any right of Farmland to receive assets from any subsidiary which liquidates will be subject to the claims of such subsidiary’s creditors. As a result, the right of holders of the Subordinated Debenture Bonds and Demand Loan Certificates to participate in those assets is subject to the claims of such subsidiary’s creditors. Accordingly, the Subordinated Debenture Bonds and the Demand Loan Certificates are structurally subordinated to all indebtedness and other liabilities, including trade accounts payable, of our subsidiaries. Therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the debt.

As of August 31, 2001:
1)   Farmland’s Senior Indebtedness consisted of $293.2 million of interest bearing debt  recorded on our balance sheet plus  obligations  for payments
     through  December  2004  under  certain   long-term   operating  leases  of
     approximately $249.6 million;

2)   Farmland had  outstanding  $535.4  million  aggregate  principal  amount of subordinated indebtedness;

3)   certain  Farmland  subsidiaries  had outstanding  $272.0 million  aggregate principal amount of  indebtedness,  of which $256.5 million was nonrecourse to Farmland or Farmland’s other affiliates; and

4)   Farmland's  subsidiaries  had  total  assets of  $832.5  million  and total liabilities of $618.5 million.
As of November 30, 2001:
1)   Farmland’s Senior Indebtedness consisted of $284.2 million of interest bearing debt  recorded on our balance sheet plus  obligations  for payments
     through  December  2004  under  certain   long-term   operating  leases  of
     approximately $228.2 million;

2)   Farmland had  outstanding  $522.6  million  aggregate  principal  amount of subordinated indebtedness;

3)   certain  Farmland  subsidiaries  had outstanding  $261.7 million  aggregate principal amount of indebtedness, of which $248.2 million was norecourse to
     Farmland or Farmland’s other affiliates; and

4)   Farmland's  subsidiaries  had  total  assets of  $795.7  million  and total liabilities of $569.3 million.

Substantial Leverage – Our substantial indebtedness could adversely affect Farmland’s financial condition and could make it difficult or even prevent us from fulfilling our obligations under the debt securities. We have now and, after the offering, will continue to have a significant amount of indebtedness. At both August 31, 2001 and November 30, 2001, our total notes payable and long-term debt exceeded our total capital shares and equities.

Our substantial indebtedness could have important consequences to you. For example, it could:

  make it more difficult for us to satisfy our obligations with respect to the debt securities;
  increase our vulnerability to general adverse economic and industry conditions;
  limit our ability to fund future working capital, capital expenditures, and other general corporate requirements;
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, and other general corporate purposes;
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
  place us at a competitive disadvantage compared to our competitors that have less debt; and
  limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds. And, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

The Indenture under which the Subordinate Debenture Bonds and Demand Loan Certificates are issued do not restrict the incurrence of indebtedness and various other transactions.
The indentures under which the debt securities are issued do not contain any provision that would limit the ability of Farmland or any of its affiliates to incur indebtedness of any type or that would provide holders of the debt securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger, sale of substantially all of our assets or similar transaction involving Farmland. In the event of these transactions, we cannot assure you that Farmland or any successor would be able to repay holders of our debt securities either from continuing operations or from proceeds of any such transaction.

Credit Facility provisions could restrict our ability to repay our subordinated debt.
Our Credit Facility with a group of banks and other lenders is Senior Indebtedness and contains affirmative, negative and financial covenants. Violation of these covenants or any other breach relating to this indebtedness, including payment defaults, would create a default on our Senior Indebtedness. If default occurs, we will not make payments of principal and interest on the Subordinated Debenture Bonds, as well as our other subordinated debt. Payments may begin again when the breach or violation is resolved.

We cannot assure you that we will have sufficient funds available to pay interest and principal.

There may not be sufficient funds to make payments on our debt. We have not and do not intend to establish special cash reserves, escrow accounts or trusts for payment of principal or interest on the debt securities offered in this prospectus. We have relied on, and plan to continue to rely on, general corporate funds provided through operations, sale of assets and other borrowings to make all principal and interest payments when due.

Restricted redemption rights of holders of Subordinated Debenture Bonds may make these bonds an unsuitable investment for you.

Holders of Subordinated Debenture Bonds may redeem their investments prior to maturity only under restricted conditions. These restricted conditions are more fully described under the caption “Limited Redemption Prior to Maturity of Subordinated Debenture Bonds” beginning on page 23 of this prospectus. Depending on your investment objectives, these restricted redemption rights may make the Subordinated Debenture Bonds an unsuitable investment for you.

You may be unable to sell your debt security because there is no trading market for our debt securities.

A trading market does not exist for our debt securities. Also, it is highly unlikely that a secondary market for these securities will develop. We do not plan to list any of the debt securities on any securities exchange. For this reason, locating a buyer for your debt securities may be more difficult than if such a market existed. Moreover, if a market were to exist, the debt securities could trade at prices that may be lower than their initial offering price.

Risks Relating to our Business and Industry

We have suffered losses in our operations in recent years.

If we continue to suffer losses in our business, our ability to repay our debt may be impaired. In our fiscal year ended August 31, 2001, we suffered a net loss of $90.0 million. In our fiscal year ended August 31, 2000, we suffered a net loss of $29.3 million. These losses were primarily the result of losses in our crop production and world grain segments. The crop production losses were the result of a combination of factors, including decreased demand as a result of low grain prices, additional overseas production and costs related to starting up a new facility and temporarily closing existing facilities. The world grain losses were primarily the result of an increase in Farmland’s effective interest rate, which increased the cost to carry grain inventories.

Our earnings are volatile due to factors not within our control.

Factors beyond our control cause our earnings to be volatile and may affect our ability to repay our debt.

We operate in the crop production, petroleum, feed, refrigerated foods and grain businesses. Our sales, gross margins, and net income depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond our control, such as weather, crop failures, federal agricultural programs, production efficiencies, and currency fluctuations, tariffs and other factors affecting U.S. imports and exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the use of fertilizers and other chemicals. Global variables which affect supply, demand and price of crude oil, refined fuels, natural gas and other commodities may impact our operations. Historically, changes in the cost of raw materials used in the manufacture of Farmland’s finished products have not necessarily resulted in corresponding changes in the prices at which such products have been sold. For example, over the last few years, the results of our crop production business have been adversely affected by a combination of high natural gas prices and competition from imports. Also, changes in the prices of crude oil and refined fuels have caused, and will continue to cause, significant variations in the results of our petroleum business. Management cannot determine the extent to which the factors mentioned above may impact our future operations.

Potential environmental liabilities related to both current and former operations may adversely impact our financial results.

Farmland is subject to various federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials, which may impose significant liability for cleanup of environmental contamination. Farmland uses hazardous materials and generates hazardous wastes in the ordinary course of our manufacturing processes. Therefore, it is possible that environmental liabilities arising from such operations may adversely affect our financial results and our ability to repay our debt.

Our business is subject to unpredictable changes in agricultural production and market conditions.

Our financial success depends largely on factors which affect agricultural production and market conditions. These factors, which are outside of Farmland’s control, often change agricultural production and market conditions in an unpredictable manner. Therefore, we cannot determine the future impact on our operations from changes in these external factors. We expect demand for our products to continue to be volatile as agricultural conditions change.

As a cooperative, we have limited ability to raise equity in the capital markets.

Farmland may have difficulty in raising a desired level of capital through the issuance of equity. That could result in Farmland taking on additional debt. As a cooperative, we cannot sell our voting common equity to traditional public or private markets. Instead, equity is raised largely from payment of the noncash portion of patronage refunds with common stock and associate member common stock, from offerings of preferred stock and from net income on transactions with nonmembers.

For additional information regarding risk factors, you should refer to our Form 10-K for the year ended August 31, 2001.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. The ratios of earnings to fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before taxes for Farmland as a whole, less capitalized interest and with adjustments to appropriately reflect our majority-owned, 50%-owned, and less-than-50%-owned affiliates, and (b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the component of operating rents determined to be interest, with adjustments as appropriate to reflect our 50%-owned and less-than-50%-owned affiliates.

                                                                                           Ended
                                                 Fiscal Years Ended August 31,          November 30,
                                               ---------------------------------- ---- ---------------
                                               ------ ------ ------ ------ ------ ---- -------- ------
                                               1997   1998   1999   2000   2001         2000    2001

Ratio of Earnings to Fixed Charges..............3.0    1.6    1.2    (1)    (1)          (2)     1.3

(1) Income was inadequate to cover fixed charges for the fiscal years ended August 31, 2000 and 2001. The dollar amounts of the coverage deficiencies were $24.8 million and $113.3 million, respectively.
(2) Income was inadequate to cover fixed charges for the three months ended November 30, 2000 in the amount of $8.8 million.

DETERMINATION OF INTEREST RATES

The Certificate Interest Rate is the interest rate per year for Demand Loan Certificates as determined by Farmland, from time to time, after giving consideration to the current LIBOR (London Interbank Offered Rate) interest rate and Farmland's need for funds.

  Each Demand Loan Certificate will earn interest at the Certificate Interest Rate in effect on the Date of Original Issuance of that Demand Loan Certificate for a period of six (6) months.
  If during such six (6) month period the Certificate Interest Rate is increased to a rate higher than that currently in effect for the particular Demand Loan Certificate, then that Demand Loan Certificate will earn interest at the increased rate from the effective date of the increase to the end of that Demand Loan Certificate’s then current six (6) month period.
  Commencing thereafter six (6) months from the Date of Original Issuance of each Demand Loan Certificate and on each six (6) month anniversary date, the particular Demand Loan Certificate will, if not redeemed, earn interest at the Certificate Interest Rate in effect on such anniversary date, but only for a six (6) month period from such anniversary date, subject to the escalation provisions previously set forth.
  A decrease in the Certificate Interest Rate for Demand Loan Certificates will have no effect on any Demand Loan Certificate issued prior to the decrease until the first day of the next subsequent six (6) month period of the particular Demand Loan Certificate.
  If redeemed by a Farmland voting member cooperative during a one (1) month period or by any other purchaser during a six (6) month period immediately following the Date of Original Issuance, a Demand Loan Certificate will bear interest from the Date of Original Issuance to the date of redemption at a rate 2% below the Certificate Interest Rate (the “Demand Rate”). Thus, if the Certificate Interest Rate were 6% per year, the Demand Rate would be 4% per year for any Demand Loan Certificate so redeemed.

The Bond Interest Rate with respect to any series of Subordinated Debenture Bonds is the interest rate per year for such Series, as determined by Farmland, from time to time, after giving consideration to the current Treasury rates of interest for instruments with similar maturities, and Farmland’s need for funds. Any change in the Bond Interest Rate will not affect the Bond Interest Rate on any Subordinated Debenture Bonds for which the full purchase price was received prior to the change.

On the date of this prospectus, the Certificate Interest Rate on Demand Loan Certificates and the Bond Interest Rate on Subordinated Debenture Bonds is as follows:

                                                                    Initial Investment  Interest Rate
Demand Loan Certificates       .......................................$     1,000          __.__%

                                                                                            Bond
Subordinated Debenture Bonds:Interest Rates
      Ten-Year, Series A..............................................$1,000_.__%
      Ten-Year, Series B .............................................$   100,000           _.__%
      Five-Year, Series C.............................................$     1,000           _.__%
      Five-Year, Series D.............................................$   100,000           _.__%
      Ten-Year Monthly Income, Series E...............................$     5,000           _.__%
      Ten-Year Monthly Income, Series F...............................$   100,000           _.__%
      Five-Year Monthly Income, Series G..............................$     5,000           _.__%
      Five-Year Monthly Income, Series H..............................$   100,000           _.__%

Whenever the Certificate Interest Rate or Bond Interest Rate is changed, we will amend this prospectus to specify the interest rate in effect after the date of the change. Whenever the Certificate Interest Rate or the Bond Interest Rate is changed, Farmland will mail a notice to holders of Demand Loan Certificates and Subordinated Debenture Bonds of the change. Information concerning the Certificate Interest Rate and Bond Interest Rate can be obtained from the prospectus or from Farmland Securities Company, Post Office Box 20087, Dept. 98, Kansas City, Missouri 64195-0087 (telephone 1-800-822-8263, extension 6360).

USE OF PROCEEDS

This offering of Farmland debt securities is made on a best efforts basis with no established minimum amount that must be sold. However, assuming that all of the Subordinated Debenture Bonds and Demand Loan Certificates (the “Offered Debt Securities”) offered are sold, the proceeds to Farmland, net of expenses, will be approximately $351 million. To the extent Subordinated Debenture Bonds are exchanged pursuant to the exchange offer, net cash proceeds will be reduced by the face amount of Subordinated Debenture Bonds exchanged, up to $80 million. Our intended use of the net cash proceeds of this offering is as follows:

Description                                                       Amount
Capital expenditures & investments in ventures..................  $  60 million
Refinance subordinated debt.....................................     40 million
Refinancing a portion of our syndicated credit facility.........    251 million
Total...........................................................  $ 351 million

Farmland has not established an order of priority in which proceeds will be applied for the above uses. The specific purpose for which proceeds will be used will be determined at the time proceeds are received. Anticipated capital expenditures will primarily support our refrigerated foods, petroleum and crop nutrient businesses. Capital expenditures will primarily be for replacements needed to keep our facilities and equipment in good working order.

The subordinated debt to be refinanced matures prior to December 31, 2002 and bears interest at rates ranging from 7.75% to 9.25 % per year.

The interest rate on our syndicated credit facility debt is variable based primarily on the current LIBOR (London InterBank Offered Rate). During the calendar year 2001, the interest rate varied from about 6% to about 9% per year.

If proceeds from the sale of these securities are less than amounts required for these purposes, additional funds may be obtained from operations, from banks or other borrowings or from other financing arrangements.

PLAN OF DISTRIBUTION

The securities offered by this prospectus for cash and for exchange are offered by Farmland Securities Company (“FSC”) and may be offered by other broker-dealers selected by Farmland. FSC’s commitment is to use its best efforts to solicit orders for the securities being offered. FSC has not made a firm commitment and is not obligated to solicit offers for any specified amount of debt securities. There is no requirement that any minimum amount of securities must be sold. The offering is for an indeterminate period of time not expected to be in excess of two years.

FSC, located at 12200 North Ambassador Drive, Kansas City, Missouri, is a wholly-owned subsidiary of Farmland organized for the sole purpose of offering Farmland’s Demand Loan Certificates and Subordinated Debenture Bonds for sale to the general public and/or for exchange and to solicit offers which are subject to acceptance by Farmland. FSC is a registered broker-dealer under the Exchange Act and is a member of the NASD and the Securities Investor Protection Corporation (SIPC). FSC’s authority is limited to engaging only in the offer and sale of securities issued by Farmland. FSC’s involvement in this offering is in compliance with terms of a partial exemption from requirements of Rule 2720 of the NASD because no persons, other than persons associated with Farmland or FSC, participated in determining the price and other terms of the securities offered by this prospectus. This partial exemption requires, among other things, that a minimum of 80 percent of the dollar amount of debt security sales be to a defined group as approved by the NASD. Only persons associated with us or FSC participated in determining the terms, including price, of the securities offered in this prospectus.

Farmland will pay commissions to FSC not to exceed 4% of the aggregate price of the Offered Debt Securities. Farmland will pay all expenses and liabilities incurred by FSC, limited to an amount not to exceed 3% of the aggregate sales price of the Offered Debt Securities. Farmland will indemnify FSC for certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

FSC and other brokers-dealers, if any, selected by Farmland have agreed or will agree to deliver to prospective investors at the time of or prior to any offering of debt securities for sale or for exchange a current prospectus relating to the Offered Debt Securities, our latest Annual Report on Form 10-K, and our latest Quarterly Report on Form 10-Q.

Farmland may engage other broker-dealers that are qualified to offer and sell Offered Debt Securities in a particular state and that are members of the NASD. Each broker-dealer participating in this offering is responsible for complying with all statutes, rules and regulations of all jurisdictions in which each participating broker-dealer offers the Offered Debt Securities for sale. Farmland will pay to other selected broker-dealers, for their services, a sales commission of not more than 4% of the face amount of Subordinated Debenture Bonds sold and not more than 1/2 of 1% of the face amount of Demand Loan Certificates sold. In addition, Farmland may pay to selected broker-dealers an unallocated due diligence and marketing fee of not more than 1/2 of 1% of the face amount of the Subordinated Debt Securities sold. Farmland may indemnify selected broker-dealers for certain liabilities arising out of violations by Farmland of blue sky laws or the Securities Act.

First Union Securities, Inc., a member of the NASD, participated as a qualified independent underwriter in the "due diligence" review with respect to the preparation of this prospectus and received approximately $50,000 for such participation. First Union Securities, Inc. will not participate in the pricing of the Offered Debt Securities.

EXCHANGE OFFER

Subject to termination of the exchange offer as explained below, Farmland is offering:

         1)   to the owners of its Subordinated Capital Investment Certificates, its Ten-Year Bonds and its Five-Year Bonds, the right to exchange such securities for an equivalent principal amount of any Monthly Income Bond ($5,000 minimum) which, at the time of the exchange, is being offered by this prospectus. The option to exchange a Subordinated Capital Investment Certificate, Ten-Year Bond or Five-Year Bond into a Monthly Income Bond is not affected by the period of time the Subordinated Capital Investment Certificate, Ten-Year Bond or Five-Year Bond has been held. Farmland will not redeem Monthly Income Bonds prior to maturity except upon death of the owner.

        2)   to the owners of its Subordinated Capital Investment Certificates, its Ten-Year Bonds and its Five-Year Bonds which have been held until eligible for redemption prior to maturity at the option of the owner, the right to exchange such securities for an equivalent principal amount of any Ten-Year Bond or Five-Year Bond which, at the time of the exchange, is being offered by this prospectus. This option to exchange into Ten-Year Bonds or Five-Year Bonds is affected by the period of time the outstanding security has been held. The required holding period is as follows:

         If, at the time of issuance, the            Then, to be eligible for
         maturity period of the                      exchange, the certificate must
         certificate held was:                       have been held for:
         ----------------------------------          ----------------------------------
                    (In Years)                                  (In Years)
                         5                                           2
                        10                                           3
Exchanges will be effective as follows:

        · For certificated Subordinated Capital Investment Certificates, Ten-Year Bonds and Five-Year Bonds, an exchange will be made effective on the day certificates or bonds eligible for exchange are received by Farmland Securities Company’s office in Kansas City, Missouri or by a registered representative of Farmland Securities Company.

  For uncertificated Ten-Year Bonds and Five-Year Bonds, an exchange will be made effective on the day a properly signed bond instruction requesting exchange of a security eligible for exchange is received by Farmland Securities Company’s office in Kansas City, Missouri or by a registered representative of Farmland Securities Company.
  However, for any certificate, bond or bond instruction received within a fifteen (15) day period preceding the record date of such security, the exchange will be effective as of the first day following such record date.

The exchange is irrevocable after the effective date, but is revocable at any time prior to the effective date. Notice of an owner’s revocation may be in writing, delivered to the address given below (see “How to accept the exchange offer” beginning on page 16) or by telephone to (816) 713-6360.

The exchange offer will terminate upon the earliest occurrence of the following events:

a)   Subordinated  Debenture Bonds with a face amount of $80.0 million have been exchanged.

b)   Farmland  terminates  the  exchange  offer.  In that event,  we will mail a notice of termination to holders of  Subordinated  Debenture Bonds in which we specify the termination  date. The termination  date will be at least 30 days after the mailing date.

c)   The close of the business day on December 31, 2002.

If, for any reason, the exchange offer is terminated, Farmland will promptly return any tendered securities which have not been accepted for exchange.

Any interest accrued on a security being exchanged will be paid on the day the exchange is made effective.

Tax consequences

The following discussion is a brief summary of the principal United States Federal income tax consequences under current Federal income tax laws relating to exchanges of debt securities. This summary is the opinion of Robert B. Terry, General Counsel for Farmland, is not intended to be exhaustive and, among other things, does not describe any state, local or foreign income and other tax consequences. We encourage owners of these debt securities to seek advice from their tax advisor before accepting the exchange offer. Generally, the exchange of debt securities would be considered as taxable exchanges, although it is possible that certain exchanges may be considered as non-taxable exchanges. The basis for determining a taxable gain or loss on a taxable exchange for an owner to take into account as gain or loss is the difference between the fair market value of the security being received and his basis (usually cost) in the security being exchanged. As a practical matter, most owners should have no gain or loss since the certificates and bonds were sold at 100% of face amount and the fair market value of the bonds received in the exchange should be considered 100% of the face amount of the certificates or bonds exchanged. However, since it is possible for a prior owner to have sold his certificate or bond to another person at a cost which is more or less than he had paid for it, a subsequent owner could have a different cost from the cost at the time of original issuance. Any gain or loss recognized on a taxable exchange generally would be taken into account for purpose of federal income taxes as a gain or loss from the sale or disposition of a capital asset except that, if an owner purchased a debt security at a “market discount” (i.e., at a price less than its face amount), all or a portion of the owner’s gain may be treated as ordinary income, rather than capital gain, for federal income tax purposes. Characterization of any capital gain or loss as short-term or long-term will depend on the length of time the debt security had been held by the owner as of the date of the exchange. Again, we encourage owners of these debt securities to seek advice from their tax advisor before accepting the exchange offer.

How to accept the exchange offer

Registered holders may accept the exchange offer by delivering the certificate or bond evidencing the debt security which is eligible for exchange (or , in the case of uncertificated bonds, a bond instruction for the debt security which is eligible for exchange), (see “Exchange Offer” immediately above), to Farmland Securities Company, P.O. Box 20087, Dept. 98, Kansas City, Missouri 64195-0087 or to a registered representative of Farmland Securities Company for execution. The certificate, bond or bond instruction should be assigned to Farmland Securities Company in the transfer section and endorsed by all of the persons whose names appear on the face of the certificate, bond or bond instruction. Should any registered owner be incapable of endorsing the certificate, bond or bond instruction, additional documentation may be necessary. Call (816) 713-6360 or write to the above address for specific information. Should registered owners wish to have the new certificate or bond issued to persons other than the person in whose name the certificate or bond being exchanged was registered, the endorsement signatures must be guaranteed by a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee Medallion Program, pursuant to S.E.C. Rule 17Ad-15. A United States Treasury Form W-9, Backup Withholding Certificate must be completed and signed by the principal owner of the new bond.

Purchaser of uncertificated Ten-Year and Five-Year Bonds will receive a bond instruction on confirmation of your order. You may also obtain a bond instruction by contacting FSC at the address given below or by telephone at 816-713-6360.

HOW TO TRANSFER OWNERSHIP

To transfer ownership of the Offered Debt Securities, you must sign a bond instruction transferring the applicable debt security to the new owner(s). You or the new owner must than deliver the signed bond instruction to Farmland Securities Company, P.O. Box 20087, Dept. 98, Kansas City, Missouri 64195-0087. Should any registered owner be incapable of signing the bond instruction, additional documentation may be necessary. Call (816) 713-6360 or write Farmland Securities Company, P.O. Box 20087, Kansas City, Mo. 64195-0087 Dept. 98 for specific information. All transfer requests require that signatures be guaranteed by a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee Medallion Program, pursuant to S.E.C. Rule 17Ad-15. A United States Treasury Form W-9 Backup Withholding Certificate must be completed and signed by the new principal owner.

The transfer will be made effective on the day a properly signed bond instruction is received at Farmland Securities Company’s office in Kansas City, Missouri or received by a registered representative of Farmland Securities Company. However, for any bond instruction received within a fifteen (15) day period preceding the record date of the applicable debt security, the transfer will be effective as of the first day following such record date.

DESCRIPTION OF DEBT SECURITIES

Under this prospectus, Farmland is offering the following Offered Debt Securities, namely:

             Demand Loan Certificates, with a minimum initial investment of $1,000.

             Subordinated Debenture Bonds issuable in series, as follows:
                                                                                  Minimum
                  Series                                                    Initial Investment
      Ten-Year, Series A.....................................................$          1,000
      Ten-Year, Series B ....................................................$        100,000
      Five-Year, Series C....................................................$          1,000
      Five-Year, Series D....................................................$        100,000
      Ten-Year Monthly Income, Series E......................................$          5,000
      Ten-Year Monthly Income, Series F......................................$        100,000
      Five-Year Monthly Income, Series G.....................................$          5,000
      Five-Year Monthly Income, Series H.....................................$        100,000

The Demand Loan Certificates are called the “Demand Loan Certificates” and the various series of Subordinated Debenture Bonds referred to above are collectively called the “Subordinated Debenture Bonds”. The indentures under which these securities are issued allow Farmland to issue an unlimited amount of Securities. All Demand Loan Certificates and Subordinated Debenture Bonds offered through this prospectus will be issued in uncertificated form. That means we do not issue a certificate for any of our debt securities that you may purchase. Rather, your investment in our debt securities will be evidenced by an entry on our records.

The Demand Loan Certificates may be issued in an unlimited amount and will rank equally with all other unsecured and unsubordinated debt of Farmland and will be issued under the indenture dated December 4, 1997 between Farmland and UMB Bank (the “Senior Indenture”). The Demand Loan Certificates are direct obligations of Farmland. As described below, the Senior Indenture permits the issuance of unsubordinated debt in series, of which the Demand Loan Certificates are a series. For information as to the structural subordination of the Demand Loan Certificates , see “Risk Factors - The Subordinated Debenture Bonds are contractually subordinate to our Senior Indebtedness; in addition, both the Subordinated Debenture Bonds and the Demand Loan Certificates are structurally subordinated to the liabilities of our subsidiaries” beginning on page 6.

Each series of Subordinated Debenture Bonds may be issued in an unlimited amount and will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of Farmland and will be issued under the indenture dated December 4, 1997 between Farmland and Commerce Bank (the “Subordinated Indenture”). The Senior Indenture and the Subordinated Indenture are each referred to in this prospectus as an “Indenture”. As described below, the Subordinated Indenture permits the issuance of subordinated debt in series, of which each series of Subordinated Debenture Bonds offered by this prospectus is a series.

The unsubordinated debt issuable under the Senior Indenture and the subordinated debt issuable under the Subordinated Indenture are referred to collectively as the “Debt Securities”.

Each series of Debt Securities issued pursuant to an Indenture will be issued pursuant to an amendment or supplemental indenture or pursuant to an Officers’ Certificate, in each case delivered pursuant to resolutions of the Board of Directors of Farmland and in accordance with the provisions of Section 3.01 of the applicable Indenture. The terms of the Debt Securities include those stated in the applicable Indenture and those made part of the applicable Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The Debt Securities are subject to all such terms and the Holders of Debt Securities are referred to the Indentures and the TIA for a statement of such terms.

The following summaries of material provisions of each Indenture and of the Debt Securities and the Offered Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the applicable Indenture, including the definitions of capitalized terms used in this prospectus without definition. Numerical references in parentheses are to sections in the applicable Indenture and, unless otherwise indicated, capitalized terms have the meanings given them in the Indentures.

General

Neither Indenture limits the amount of Debt Securities, debentures, notes or other evidences of indebtedness that may be issued by Farmland or any of its subsidiaries. Furthermore, neither Indenture affords Holders of Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving Farmland that may adversely affect Holders of Debt Securities.

Each Indenture provides that Debt Securities may be issued from time to time in one or more series. Under each Indenture, Farmland has the authority to establish as to each series:

1)   the title of the Debt Securities of the series;

2)   any limit upon the aggregate principal amount of the Debt Securities of the series;

3)   the date or dates on which the principal of or premium, if any, on the Debt
     Securities  of  the  series  shall  be  payable  or  the  methods  for  the determination of principal or premium;

4)   the rate or rates at which such Debt Securities will bear interest, if any, or the method or methods of calculating such rate or rates of interest, the date or dates  from  which  such  interest  shall  accrue or the  method or methods  by which  such date or dates  shall be  determined,  the  interest payment dates on which any such interest  shall be payable,  the right,  if any, of Farmland to defer or extend an interest  payment  date,  the record date, if any, for the interest  payable on any Interest  Payment Date,  and the basis upon which  interest  shall be calculated if other than that of a
     365-day year;

5)   the  place or  places  where  such  Debt  Securities  shall be  payable  or surrendered for registration of transfer or exchange;

6)   the period or periods within which,  the price or prices at which,  and the other  terms  and  conditions  upon  which,  such  Debt  Securities  may be redeemed, in whole or in part, at the option of Farmland;

7)   the  obligation,  if any,  of  Farmland  to  redeem or  purchase  such Debt
     Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified  event or at the option of a Holder and the period or periods  within which,  the price or prices at which and the other terms and  conditions  upon  which,  such Debt  Securities  shall be  redeemed or purchased, in whole or in part, pursuant to such obligation;

8)   the denominations in which such Debt Securities shall be issuable;

9)   if other than the entire principal amount of the Debt Security, the portion of the  principal  amount of Debt  Securities  of the series which shall be
     payable   upon    declaration   of   acceleration    upon   an   event   of
     default;

10)  provisions,  if  any,  granting  special  rights  to the  holders  of  Debt
     Securities of the series upon the occurrence of specified events;

11)  any deletions from,  modifications of or additions to the events of default specified in the applicable Indenture or covenants of Farmland specified in the applicable Indenture;

12)  the forms of such Debt  Securities  and  interest  coupons,  if any, of the series;

13)  the applicability,  if any, to the Debt Securities and interest coupons, if any, of the series of defeasance
     provisions;

14)  if other than Farmland, the identity of the Registrar and any Paying Agent;

15)  any  restrictions  on the  registration,  transfer or exchange of such Debt
     Securities; and

16)  any other terms of the series  including any terms which may be required by or  advisable  under United  States laws or  regulations  or advisable  (as determined by Farmland) in connection with the marketing of Debt Securities of the series. (Section 3.01)

Unless otherwise indicated as to a series of Debt Securities, the Debt Securities will be issued only in uncertificated form.

Debt Securities denominated in U.S. dollars will be issued in denominations of not less than $1,000. (Section 3.02)

Unless otherwise indicated as to a series of Debt Securities, the principal of, and any premium or interest on, any series of Debt Securities will be payable at the principal executive offices of Farmland in Kansas City, Missouri, provided that, at the option of Farmland, payment of interest may be made by check mailed to the address of the Holder entitled thereto as it appears in the related security register or by electronic funds transfer or similar means to an account maintained by the Holder entitled thereto as it appears in the related security register. (Sections 3.05, 3.07, 6.02). The office address of Farmland is 12200 North Ambassador Drive, Kansas City, Missouri, 64163-1244.

Farmland will issue the Offered Debt Securities on the day (the “Date of Original Issuance”) on which it receives (or is deemed to receive) and has accepted payment of the full purchase price. Any payments (other than by electronic funds transfer or similar means) received after noon shall be deemed received by Farmland on the next business day. Electronic funds transfers are effective when funds are received. No Offered Debt Security shall be valid or obligatory for any purpose unless registered on the register.

Demand Loan Certificates

Interest

If purchased and held by a Farmland voting member cooperative for a one (1) month period or by any other purchaser for a six (6) month period immediately following the Date of Original Issuance of the Demand Loan Certificates, the principal amount of the Demand Loan Certificates will bear interest at the interest rate, as determined by Farmland, from time to time (the “Certificate Interest Rate”). The Certificate Interest Rate is determined after giving consideration to the current LIBOR interest rate and to Farmland’s need for funds.

  Each Demand Loan Certificate will earn interest at the Certificate Interest Rate in effect on the Date of Original Issuance of that Demand Loan Certificate for a period of six (6) months.
  If during such six (6) month period the Certificate Interest Rate is increased to a rate higher than that currently in effect for the particular Demand Loan Certificates, then that Demand Loan Certificate will earn interest at the increased rate from the effective date of the increase to the end of that Demand Loan Certificate’s then current six (6) month period.
  Commencing six (6) months from the Date of Original Issuance of each Demand Loan Certificate and on each six (6) month anniversary date thereafter, the particular Demand Loan Certificate will, if not redeemed, earn interest at the Certificate Interest Rate in effect on such anniversary date, but only for a six (6) month period from such anniversary date, subject to the escalation provisions previously set forth.
  A decrease in the Certificate Interest Rate will have no effect on any Demand Loan Certificate issued prior to the decrease until the first day of the next subsequent six (6) month period of the particular Demand Loan Certificate.

Holders of Demand Loan Certificates are notified of the effective date of any change of the Certificate Interest Rate which affects the Demand Loan Certificates held.

If redeemed by a Farmland voting member cooperative during a one (1) month period or by any other purchaser during a six (6) month period immediately following the Date of Original Issuance, a Demand Loan Certificate shall bear interest from Date of Original Issuance to date of redemption at a rate 2% below the Certificate Interest Rate (the “Demand Rate”). Thus, if the Certificate Interest Rate were 6% per year, the Demand Rate would be 4% per year for any Demand Loan Certificate so redeemed.

Interest on the principal amount of any Demand Loan Certificates held longer than six (6) months will be computed at the effective Certificate Interest Rate and is payable in one of the following ways at the option of the purchaser:

1)   six (6) months  after the Date of Original  Issuance and at the end of each and every six (6) month period thereafter until the Demand Loan Certificate is surrendered for redemption, or

2)   only at the date of redemption  compounded  semi-annually  at the effective
     Certificate Interest Rate.

The interest payment option on the Demand Loan Certificates is selected by the purchaser at the time of the purchase and is irrevocable.

Any interest not punctually paid or duly provided for (“Defaulted Interest”) on any Demand Loan Certificate will not be payable to the Holder thereof on the applicable payment date but instead may either be paid to the person in whose name such Demand Loan Certificate is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Demand Loan Certificate not less than ten (10) days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely provided in the Senior Indenture. (Section 3.07)

Redemption

The Demand Loan Certificates cannot be called for redemption by Farmland at any time prior to maturity.

Farmland will redeem the Demand Loan Certificates at any time upon written request of the Holder when accompanied by a bond instruction, properly endorsed. No partial redemptions will be permitted. If the Demand Loan Certificate is surrendered for redemption by a Farmland voting member cooperative during a one (1) month period or by any other Holder during a six (6) month period immediately following the Date of Original Issuance, interest computed at the applicable Demand Rate from Date of Original Issuance to date of redemption will be paid at the time of redemption of the Demand Loan Certificate. If the Demand Loan Certificate is held for a period longer than six (6) months from Date of Original Issuance, interest from the last previous date on which interest was paid to the date of redemption computed at the applicable Certificate Interest Rate will be paid upon redemption. Any interest held for compounding by Farmland in accordance with an interest option made by the purchaser will be paid upon redemption of the Demand Loan Certificate.

Subordinated Debenture Bonds

To ensure accuracy, some of the language in this section has been taken directly from the Indentures. This language may be legalistic and complex. To help you understand the provisions, we provide summaries of characteristics of the subordinated debt securities below. The summaries are not meant to be complete. If you have questions regarding the meaning or intent of any section, please contact your selling agent or Farmland Securities Company. Farmland Securities Company may be contacted by calling (816) 713-6360 or writing to:

Farmland Securities Company
P.O. Box 20087
Kansas City, Missouri 64195-0087

Ten-Year, Series A and B

Maturity Date
The maturity date for Subordinated Debenture Bonds, Ten-Year, Series A and Ten- Year, Series B (referred to in this prospectus individually as “Series A Bonds” and “Series B Bonds” and collectively as the “Ten-Year Bonds”) is ten (10) years from the Date of Original Issuance.

Bond Interest Rates
The Bond Interest Rate for the Ten-Year, Series A and Ten-Year, Series B will be determined by Farmland, from time to time, after giving consideration to Treasury instruments with similar maturities, and to Farmland’s need for funds.

Series A Bonds
The Bond Interest Rate for any Series A Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series A Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance, but any change of the Bond Interest Rate for later issued Series A Bonds will not affect the Bond Interest Rate on any Series A Bond for which the full purchase price was received prior to the change. The Series A Bonds require a minimum initial investment of $1,000.

Series B Bonds
The Bond Interest Rate for any Series B Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series B Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance. Farmland anticipates that the Bond Interest Rate for Series B Bonds on a particular day may exceed by up to ¼ of 1% per year the Bond Interest Rate on such day for Series A Bond. Any change of the Bond Interest Rate for later issued Series B Bonds will not affect the Bond Interest Rate on any Series B Bonds for which the full purchase price was received prior to the change. The Series B Bonds require a minimum initial investment of $100,000.

Interest Payments
Interest is payable on the principal of the Ten-Year Bonds from the Date of Original Issuance at the election of the purchaser, made at the time of purchase, in one of the following ways:

1)   semiannually  on  January  1 and July 1, to  Holders  of record on the last preceding  December 15 and  June 15,  respectively  (or, if originally issued  between the record date and the payment  date, to the Holder on the
     Date of Original Issuance); or

2)   at maturity or at the date of  redemption  if redeemed  prior to  maturity, compounded semiannually,  on December 31 and June 30 at the applicable Bond
     Interest Rate.

Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the Holder, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to receive payment of the interest semiannually thereafter. Any interest attributable to periods starting with the Date of Original Issuance and ending with the effective date of the termination will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the Holder to terminate any obligation to continue retaining the interest of any Holder. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the Holder, and the Holder will be paid all the interest accrued to the Holder’s account on the effective date.

Any Defaulted Interest on any Ten-Year Bond will not be payable to the Holder on the applicable record date but instead may either be paid to the person in whose name such Ten-Year Bond is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Ten-Year Bond not less than ten (10) days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely provided in the Subordinated Indenture. (Section 3.07)

Redemption by Farmland

The Ten-Year Bonds may be redeemed, after two (2) years from the Date of Original Issuance, at the option of Farmland at any time prior to maturity, on at least fifteen (15) days written notice, at face value plus accrued interest to the date of redemption. The Subordinated Indenture permits Farmland to select in any manner at its discretion the bonds to be redeemed. (Section 4.01)

Redemption by the Holder

Farmland will redeem limited amounts of the Ten-Year, Series A Bonds and Series B Bonds prior to maturity at the option of the Holder as described under the caption "Limited Redemption Prior to Maturity of Subordinated Debenture Bonds" beginning on page 23.

Five-Year, Series C and D Maturity Date

The maturity date for Subordinated Debenture Bonds, Five-Year, Series C and Five-Year, Series D (referred to in this prospectus individually as “Series C Bonds” and “Series D Bonds” and collectively as the “Five-Year Bonds”) is five (5) years from the Date of Original Issuance.

Bond Interest Rates

The Bond Interest Rate for the Five-Year, Series C and Five-Year, Series D will be determined by Farmland, from time to time, after giving consideration to Treasury instruments with similar maturities, and to Farmland’s need for funds.

Series C Bonds

The Bond Interest Rate for any Series C Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series C Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance, but any change of the Bond Interest Rate for later issued Series C Bonds will not affect the Bond Interest Rate on any Series C Bond for which the full purchase price was received prior to the change. The Series C Bonds require a minimum initial investment of $1,000.

Series D Bonds

The Bond Interest Rate for any Series D Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series D Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance. Farmland anticipates that the Bond Interest Rate for Series D Bonds on a particular day may exceed by up to ¼ of 1% per year the Bond Interest Rate on such day for any Series C Bond. Any change of the Bond Interest Rate for later issued Series D Bonds will not affect the Bond Interest Rate on any Series D Bonds for which the full purchase price was received prior to the change. The Series D Bonds require a minimum initial investment of $100,000.

Interest Payments

Interest is payable on the principal of the Five-Year Bonds from the Date of Original Issuance at the election of the purchaser, made at the time of purchase, in one of the following ways:

1)   semiannually  on  January  1 and July 1, to  Holders  of record on the last preceding  December 15 and June 15,  respectively (or, if originally issued between the record date and the payment  date, to the Holder on the Date of
     Original Issuance); or

2)   at maturity or at the date of  redemption  if redeemed  prior to  maturity, compounded semiannually,  on December 31 and June 30 at the applicable Bond
     Interest Rate.

Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the Holder, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to receive payment of the interest semiannually thereafter. Any interest attributable to periods starting with the Date of Original Issuance and ending with the effective date of the termination will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the Holder to terminate any obligation to continue retaining the interest of any Holder. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the Holder and the Holder will be paid all the interest accrued to the Holder’s account on the effective date.

Any Defaulted Interest on any Five-Year Bonds will not be payable to the Holder on the applicable record date but instead may either be paid to the person in whose name such Five-Year Bond is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Five-Year Bond not less than ten (10) days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely provided in the Subordinated Indenture. (Section 3.07)

Redemption by Farmland

The Five-Year Bonds may be redeemed, after two (2) years from the Date of Original Issuance, at the option of Farmland at any time prior to maturity, on at least fifteen (15) days written notice, at face value plus accrued interest to the date of redemption only. The Subordinated Indenture permits Farmland to select in any manner at its discretion the bonds to be redeemed. (Section 4.01)

Redemption by the Holder

Farmland will redeem, at face amount plus accrued interest to the date of redemption, limited amounts of the Five-Year Bonds prior to maturity at the option of the Holder as described under the caption “Limited Redemption Prior to Maturity of Subordinated Debenture Bonds”.

Limited Redemption Prior to Maturity of Subordinated Debenture Bonds
1)   Farmland  will redeem each month,  on a first come,  first served basis (as evidenced  by the  time  stamped  or  otherwise  recorded  as  received  by
     Farmland),  a limited  amount of Ten-Year,  Series A,  Ten-Year,  Series B,
     Five-Year,  Series C and Five-Year, Series D Bonds prior to maturity. To be eligible for redemption,  a Ten-Year,  Series A or Ten-Year,  Series B Bond
     must have been held three (3) years from Date of  Original  Issuance  and a
     Five-Year, Series C or Five-Year, Series D Bond must have been held two (2)
     years from Date of Original  Issuance.  Subject to the carryover  discussed below, the aggregate maximum amount that Farmland will redeem each month of
     Ten-Year,  Series A Bonds, Ten-Year,  Series B Bonds,  Five-Year,  Series C
     Bonds, Five-Year,  Series D Bonds and other subordinated debt that Farmland elects to include in this redemption  limit and which, in each case,  meets the requirements for redemption prior to maturity, will be the greater of:

     a)   $1,500,000 or,

     b)   ½  of 1% of the combined total principal  balance  outstanding of all such Ten-Year  Bonds,  Five-Year Bonds and other bonds included in this redemption limit as specified above.

          If the amount  determined  pursuant to the above  formula in any month
          (including  any  carryover  from the prior  month)  exceeds  the total amount requested for redemption prior to maturity in that month,  such excess is  carried  over to the next  month  and  added to the  amount available for redemption  prior to maturity in that month. Any excess, however, will not be carried beyond the end of Farmland’s  fiscal year.

          If any series eligible for early  redemption under the above provision has a total balance  outstanding of less than $5,000,000 at the end of any month,  then the subordinated  debt securities of that series will be redeemed at the request of the Holder  without  regard to the above dollar limitation.

2)   In addition to the amounts made available for redemption  prior to maturity as described in (1) above,  redemption will be made in the case of death of a Holder of Ten-Year  Bonds and  Five-Year  Bonds upon written  request and delivery  of  satisfactory  proof of death and other  documentation  and in accordance with applicable laws.

3)       IRA Redemption

          In addition to the amounts  made  available  for  redemption  prior to maturity  as  described  in (1) and (2) above,  if  Ten-Year  Bonds or
          Five-Year  Bonds  are held in an  Individual  Retirement  Account  (an
          “IRA”) established under Section 408 of the Internal Revenue
          Code of 1986, as amended (the “IRC”),  Farmland will redeem, upon written  request,  such Ten-Year Bonds and Five-Year Bonds to the extent necessary to satisfy  mandatory  withdrawals from the IRA which are  required  by the IRC.  Such  redemption  will be made  only  upon sufficient proof to Farmland that a mandatory  withdrawal from the IRA is required.  In general,  as  presently  in effect,  the IRC requires mandatory withdrawals from an IRA to commence on April 1 following the calendar year in which the beneficiary  reaches the age of seventy and one-half  (70½)  years.  4) The foregoing  redemption  privileges described in this section are subject to the  conditions,  as provided under the  subordination  provisions  applicable  to the  Subordinated
          Debenture  Bonds,  that Farmland cannot redeem any of the Subordinated
          Debenture Bonds if, at the time of or immediately  after giving effect to such  redemption,  there shall exist under any indenture or loan or other  agreement  pursuant to which any Senior  Indebtedness is issued any default or any condition, event or act, which with notice or lapse of time, or both, would constitute a default.

          Redemption prior to maturity will be made upon  presentation of a bond instruction  for eligible  Ten-Year Bonds and Five-Year Bonds properly endorsed and accompanied by written  requests for early  redemption to
          Farmland.  Redemption prior to maturity will be made at the face value of the bonds plus accrued interest to the date of redemption.  Amounts available  for  redemption  prior to  maturity  are not set aside in a separate fund.
Ten-Year Monthly Income, Series E and F

Maturity Date

The maturity date for Subordinated Debenture Bonds, Ten-Year Monthly Income, Series E and Ten-Year Monthly Income, Series F (referred to in this prospectus individually as the “Series E Bonds” and the “Series F Bonds” and collectively as the “Ten-Year Monthly Income Bonds”) is ten (10) years from the Date of Original Issuance.

Bond Interest Rates

The Bond Interest Rate for the Ten-Year Monthly Income Bonds will be determined by Farmland, from time to time, after giving consideration to Treasury instruments with similar maturities, and to Farmland’s need for funds.

Series E Bonds

The Bond Interest Rate for any Series E Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series E Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance, but any change of the Bond Interest Rate for later issued Series E Bonds will not affect the Bond Interest Rate on any Series E Bond for which the full purchase price was received prior to the change. Series E Bonds require an initial minimum investment of $5,000 and subsequent investments require a minimum investment of $1,000.

Series F Bonds

The Bond Interest Rate for any Series F Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series F Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance. Farmland anticipates that the Bond Interest Rate for Series F Bonds on a particular day may exceed by up to ¼ of 1% per year the Bond Interest Rate on such day for any Series E Bond. Any change of the Bond Interest Rate for later issued Series F Bonds will not affect the Bond Interest Rate on any Series F Bonds for which the full purchase price was received prior to the change. Series F Bonds require a minimum initial investment of $100,000.

Interest Payments

Interest on the principal sum is payable monthly on the first day of each month to Holders of record on the last day of the preceding month, commencing on the first day of the month following the month in which a Ten-Year Monthly Income Bond is issued.

Any Defaulted Interest on any Ten-Year Monthly Income Bonds will not be payable to the Holder on the applicable record date but instead may either be paid to the person in whose name such Ten-Year Monthly Income Bond is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Ten-Year Monthly Income Bond not less than ten (10) days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely provided in the Subordinated Indenture. (Section 3.07)

Redemption by Farmland

The Ten-Year Monthly Income Bonds cannot be called for redemption by Farmland any time prior to maturity.

Redemption by the Holder

Except as provided in this paragraph, Farmland will not redeem the Ten-Year Monthly Income Bonds prior to maturity upon the request of the Holder. Redemptions will be made in the case of death of a Holder of Ten-Year Monthly Income Bonds, upon written request and delivery of satisfactory proof of death and other documentation and in accordance with applicable laws. Redemptions prior to maturity will be made at the face value of the bonds plus accrued interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund. (Section 5.01)

IRA Redemption

The Ten-Year Monthly Income Bonds will not, under any circumstances, be sold to an IRA and an IRA trustee or custodian will not be permitted to be the registered owner of a Ten-Year Monthly Income Bond. Therefore, unlike the Ten-Year Bonds and the Five-Year Bonds, the Ten-Year Monthly Income Bonds do not contain any special redemption rights for the benefit of an IRA or its trustee or custodian.

Five-Year Monthly Income, Series G and H

Maturity Date

The maturity date for Subordinated Debenture Bonds, Five-Year Monthly Income, Series G and Five-Year Monthly Income, Series H (referred to individually as the “Series G Bonds” and the “Series H Bonds” and collectively as the “Five-Year Monthly Income Bonds”) is five (5) years from the Date of Original Issuance.

Bond Interest Rates

The interest rates for the Five-Year Monthly Income Bonds will be determined by Farmland, from time to time, after giving consideration to Treasury instruments with similar maturities, and to Farmland’s need for funds.

Series G Bonds

The Bond Interest Rate for any Series G Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series G Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance, but any change of the Bond Interest Rate for later issued Series G Bonds will not affect the Bond Interest Rate on any Series G Bond for which the full purchase price was received prior to the change. Series G Bonds require an initial minimum initial investment of $5,000, and subsequent investments require a minimum investment of $1,000.

Series H Bonds

The Bond Interest Rate for any Series H Bonds issued will be the rate per year stated in the prospectus or prospectus supplement effective as of the Date of Original Issuance. The Series H Bonds will bear interest at the applicable Bond Interest Rate as in effect on the Date of Original Issuance. Farmland anticipates that the Bond Interest Rate for Series H Bonds on a particular day may exceed by up to ¼ of 1% per year the Bond Interest Rate on such day for any Series G Bond. Any change of the Bond Interest Rate for later issued Series H Bonds will not affect the Bond Interest Rate on any Series H Bonds for which the full purchase price was received prior to the change. Series H Bonds require a minimum initial investment of $100,000.

Interest Payments

Interest on the principal sum is payable monthly on the first day of each month to Holders of record on the last day of the preceding month, commencing on the first day of the month following the month in which a Five-Year Monthly Income Bond is issued.

Any Defaulted Interest on any Five-Year Monthly Income Bonds will not be payable to the Holder on the applicable record date but instead may either be paid to the person in whose name such Five-Year Monthly Income Bond is registered at the close of business on a special record date for the payment of such Defaulted Interest to be fixed by the Trustee, notice of which shall be given to the Holder of such Five-Year Monthly Income Bond not less than ten (10) days prior to such special record date, or may be paid at any time in any other lawful manner, all as more completely provided in the Subordinated Indenture.(Section 3.07)

Redemption by Farmland

The Five-Year Monthly Income Bonds cannot be called for redemption by Farmland any time prior to maturity.

Redemption by the Holder

Except as provided in this paragraph, Farmland will not redeem the Five-Year Monthly Income Bonds prior to maturity upon the request of the Holder. Redemptions will be made in the case of death of a Holder of Five-Year Monthly Income Bonds, upon written request and delivery of satisfactory proof of death and other documentation and in accordance with applicable laws. Redemptions prior to maturity will be made at the face value of the bonds plus accrued interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund. (Section 5.01)

IRA Redemption

The Five-Year Monthly Income Bonds will not, under any circumstances, be sold to an IRA and an IRA trustee or custodian will not be permitted to be the registered owner of a Five-Year Monthly Income Bond. Therefore, unlike the Ten-Year Bonds and the Five-Year Bonds, the Five-Year Monthly Income Bonds do not contain any special redemption rights for the benefit of an IRA or its trustee or custodian.

Subordination

The payment of the principal of (and premium, if any) and interest on Subordinated Debenture Bonds is, to the extent set forth in the Subordinated Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness, whether currently outstanding or subsequently incurred. “Senior Indebtedness” includes:

        a)     the principal of (and premium, if any) and interest on the indebtedness of Farmland (other than subordinated indebtedness issued under certain indentures) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior in right of payment to the Debt Securities issued under the Subordinated Indenture;

        b)     indebtedness created after December 9, 1997, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to Debt Securities issued under the Subordinated Indenture; and

        c)     the Demand Loan Certificates.

By reason of the subordination provisions of the Subordinated Indenture, no payment on account of principal of (or premium, if any) or interest on the Subordinated Debenture Bonds may be made, and no Subordinated Debenture Bonds may be purchased, either directly or indirectly, by Farmland or any of its subsidiaries:

        a) unless full payment of all amounts then due for principal of (and premium, if any) and interest (including interest on overdue principal and interest, to the extent permitted by law) on Senior Indebtedness has been made or duly provided for, or

        b) if, at the time of such payment or purchase or immediately after giving effect to such payment or purchase, there shall exist under any Senior Indebtedness or any indenture or agreement pursuant to which any Senior Indebtedness is issued any default or any condition, event or act, which, with notice or lapse of time, or both, would constitute a default.

Further, under the subordination provisions:

        a) in the event that any Subordinated Debenture Bond is declared due and payable before its stated maturity because of an Event of Default or upon any other acceleration of payment of the principal of the Subordinated Debenture Bonds because of an Event of Default, or

        b) upon any payment or distribution of assets of Farmland to creditors upon any dissolution, winding up, total or partial liquidation, reorganization, assignment for the benefit of creditors, other marshaling of assets, whether voluntary or involuntary; or in bankruptcy, insolvency, receivership or other proceedings, the holders of Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due them for principal of (and premium, if any) and interest on all Senior Indebtedness before the Holders of Subordinated Debenture Bonds, or the Trustee under the Subordinated Indenture, are entitled to receive and retain any payment with respect to the principal, premium or interest on the Subordinated Debenture Bonds (other than shares of stock of Farmland as reorganized or readjusted or securities of Farmland or any other corporation provided for a by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the same extent as the Subordinated Debenture Bonds, to the payment of all Senior Indebtedness which at the time may be outstanding, provided that the rights of the owners of the Senior Indebtedness are not altered by such reorganization or readjustment).

By reason of such subordination, in the event of Farmland’s insolvency, holders of Senior Indebtedness may receive more, ratably, and Holders of Subordinated Debenture Bonds may receive less, ratably, than other creditors of Farmland.

In addition, both the Subordinated Debenture Bonds and the Demand Loan Certificates are structurally subordinated to all liabilities of Farmland’s subsidiaries. Any right of Farmland to receive assets from any subsidiary which liquidates will be subject to the claims of such subsidiary’s creditors. As a result, the right of holders of the Subordinated Debenture Bonds and Demand Loan Certificates to participate in those assets is subject to the claims of such subsidiary’s creditors. Accordingly, the Subordinated Debenture Bonds and the Demand Loan Certificates are structurally subordinated to all indebtedness and other liabilities, including trade accounts payable, of our subsidiaries.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that may be issued by Farmland. As of August 31, 2001:

1) Farmland’s Senior Indebtedness consisted of $293.2 million of interest bearing debt recorded on our balance sheet plus obligations for payments through December 2004 under certain long-term operating leases of approximately $249.6 million;

2) Farmland had outstanding $535.4 million aggregate principal amount of subordinated indebtedness;

3) certain of Farmland’s subsidiaries had outstanding $272.0 million aggregate principal amount of indebtedness, of which $256.5 million was nonrecourse to Farmland or Farmland’s other affiliates; and

4) Farmland's subsidiaries had total assets of $832.5 million and total liabilities of $618.5 million.

As of November 30, 2001:

1) Farmland’s Senior Indebtedness consisted of $284.2 million of interest bearing debt recorded on our balance sheet plus obligations for payments through December 2004 under certain long-term operating leases of approximately $228.2 million;

2) Farmland had outstanding $522.6 million aggregate principal amount of subordinated indebtedness;

3) certain Farmland subsidiaries had outstanding $261.7 million aggregate principal amount of indebtedness, of which $248.2 million was norecourse to Farmland or Farmland’s other affiliates; and

4) Farmland's subsidiaries had total assets of $795.7 million and total liabilities of $569.3 million.

See “Risk Factors -- Subordination - Your right to receive payments on the Subordinated Debenture Bonds is junior to our current senior indebtedness and will be junior to future senior indebtedness; in addition, your right to receive payments on both the Subordinated Debenture Bonds and the Demand Loan Certificates is structurally subordinated to the liabilities of our subsidiaries” beginning on page 6.

Events of Default

Each Indenture provides that the following shall constitute “Events of Default” with respect to any series of Debt Securities issued (including, as applicable, the Demand Loan Certificates and the Subordinated Debenture Bonds):

a)   failure to pay principal of (or any installment of the principal of) or any premium on any Debt Securities of that series, after such principal or premium shall have become due and payable;

b)   failure to pay interest of any Debt Securities of that series for a period of 60 days after such interest shall have become due or payable;

c)   certain events of bankruptcy, insolvency or reorganization;

d)   failure to perform any other covenant or agreement contained in the Indenture or in any supplemental indenture or in any Debt Security of that series for a period of 90 days following the mailing by the Trustee to Farmland of a written demand that such failure be cured, such failure not having been cured in the meantime, and

e) any other Event of Default established for the series as contemplated by Section 3.01 with respect to Debt Securities of that series (the Offered Debt Securities have no additional Events of Default of the type permitted by this clause (e)).

No Event of Default with respect to a particular series of Debt Securities issued under either Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under either Indenture. (Section 8.01)

Each Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the Holders of at least 50% in aggregate principal amount of the Debt Securities of the affected series then outstanding may declare the principal amount of the Debt Securities of such series and all interest accrued thereon to be due and payable immediately upon written notice to farmland. Notwithstanding the above, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization with respect to Farmland, all Debt Securities will become due and payable without further action or notice. (Section 8.03)

The agreements governing certain of Farmland’s outstanding indebtedness contain provisions to the effect that certain Events of Default under each Indenture would constitute an event of default under such agreements which, among other things, could cause an acceleration of the indebtedness under those agreements.

Each Indenture provides that if an Event of Default specified therein shall occur and be continuing, either the Trustee or the Holders of at least 50% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal amount of the Debt Securities of such series and all interest accrued thereon to be due and payable immediately upon written notice to Farmland. Notwithstanding the above, in the case of an Event of Default arising from certain events of bankruptcy, insolvency or reorganization with respect to Farmland, all Debt Securities will become due and payable without further action or notice. (Section 8.03)

Each Indenture provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give the Holders of the affected series notice of all defaults known to it unless such defaults have been cured; provided that, except in the case of default in the payment of principal of or interest on any of the Debt Securities, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interests of such Holders. (Section 8.02)

Each Indenture provides that the Trustee may sue Farmland in the case of default in payment of the principal of any Debt Security when the same shall become due and payable, or in the case of a default in the payment of the interest on any Debt Security for any period of 60 days after such interest shall become due and payable. (Section 8.04) Each Indenture further provides that the right of any Holder to receive payment of the principal of and interest on any Debt Security, or to institute a suit for the enforcement of such payment, may not be impaired without the consent of such Holder, unless, with regard to overdue interest payments, 75% in aggregate principal amount of the outstanding Debt Securities of the affected series consent on behalf of the Holders of all the Debt Securities of the affected series to the postponement of such overdue interest payment. (Sections 8.05 and 8.06). Each Indenture also provides that the Holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of each series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or to consent, on behalf of the Holders of all Debt Securities of such series, to the waiver of any past default and its consequences, except for a default in the payment of principal or interest. (Section 8.06)

Each Indenture requires Farmland to file with the Trustee annually an Officers’ Certificate as to the absence of certain defaults under the terms of the applicable Indenture. (Section 7.05)

Concerning the Trustees

UMB Bank, National Association, Kansas City, Missouri, is the Trustee under the Senior Indenture and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Subordinated Indenture. Each Trustee is to perform only the duties as are specifically set forth in the applicable Indenture and in the case of an Event of Default (which has not been cured) to exercise such of the rights and powers vested in it by the applicable Indenture. Each trustee is also required to use the same degree of care and skill in the exercise of rights and powers as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

Each Trustee, before taking any action under the applicable Indenture, may require that satisfactory indemnity be furnished to it by the Holders of the Debt Securities or other persons for the reimbursement of all reasonable costs and expenses to which it may be put and to protect it against all liability which it may incur in or by reason of such action, except liability which is adjudicated to have resulted from its negligence or willful misconduct.

Consolidation or Merger of Farmland

Nothing contained in either Indenture prevents any consolidation or merger of Farmland with or into any other corporation or corporations (whether or not affiliated with Farmland), or successive consolidations or mergers in which Farmland or its successor or successors shall be a party or parties, or prevents any sale or conveyance of the property of Farmland as an entirety or substantially as an entirety to any other corporation (whether or not affiliated with Farmland) authorized to acquire and operate the same; provided, however, that upon any such consolidation, merger, sale or conveyance, the due and punctual payment of the principal of and interest on all the Debt Securities (including the Demand Loan Certificates and the Subordinated Debenture Bonds) and the due and punctual performance and observance of all of the covenants and conditions under each Indenture to be performed or observed by Farmland, shall be expressly assumed, by supplemental indentures satisfactory in form to the Trustees and executed and delivered to the Trustees by the corporation formed by such consolidation, or into which Farmland shall have been merged, or by the corporation which shall have acquired such property. In case of any such consolidation, merger, sale or conveyance and upon any such assumption by the successor corporation, such successor corporation shall succeed to and be substituted for Farmland, as if it had been the signatory to the Indentures. (Sections 13.01, 13.02)

Modification of the Indenture

Each Indenture contains provisions permitting Farmland and the Trustee to enter into one or more supplemental indentures without the consent of the Holders of any of the Debt Securities issued (including, as applicable, the Demand Loan Certificates and the Subordinated Debenture Bonds) in order:

a)	to evidence the succession of another corporation to Farmland and the assumption by any such successor of the covenants and obligations of Farmland, including the Debt Securities issued and any related interest;

b)	to add to the covenants of Farmland for the benefit of the Holders of all or any series of Debt Securities issued under the Indenture (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred upon Farmland;

c)	to add any additional Events of Default with respect to all or any series of Debt Securities issued under the Indenture;

d)	to change or eliminate any of the provisions of the Indentures in respect of one or more series of Debt Securities issued under the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

e)	to establish the form or terms of Debt Securities of any series issued under the Indenture;

f)	to evidence and provide for the acceptance of appointment by a successor Trustee with respect to the issued Debt Securities and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee;

g)	to cure any ambiguity, to correct or supplement any provision in the Indenture which may be inconsistent with any other provision in the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of such Indenture, provided such action does not adversely affect in any material respect the interests of the Holders of any series issued under the Indenture;

h)	to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect the qualification of the Indenture under the Trust Indenture Act or under any similar federal statute subsequently enacted, and to add to the Indenture such other provisions as may be expressly required under the Trust Indenture Act; or

i)	to enable the issuance of uncertificated Debt Securities and to permit registration, transfer and exchange of Debt Securities by book-entry. (Section 12.01)

Each Indenture also contains provisions permitting Farmland and the respective Trustee, with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series thereunder and affected by such supplemental indenture, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the Holders of such series, except that, without the consent of the each Holder so affected, no such supplemental indenture may:

a)	change the stated maturity of the principal of, or premium, if any, on, or any installment of principal of or premium, if any, or interest on, any such Debt Security, or reduce the principal amount of the Debt Security, or the interest rate or any premium payable upon redemption, or change the manner in which the amount of principal or premium, if any, or interest is determined, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity (or, in the case of redemption, on or after the redemption date);

b)	reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of each Indenture or of certain defaults hereunder and their consequences) provided for in such Indenture;

c)	change any obligation of Farmland to maintain an office or agency in the places at which Debt Securities may be presented for transfer, exchange, redemption and payment, and where notices and demand to or upon Farmland may be served; or

d)	modify the provisions that set forth the provisions in each Indenture that may not be changed without the consent of the Holder of each Debt Security affected.

The Subordinated Indenture also provides that certain provisions with respect to the subordination of outstanding Debt Securities may not be modified in a manner adverse to the Holders without the consent of each Holder of affected outstanding Debt Securities. (Section 12.02)

Satisfaction, Discharge and Defeasance

Each Indenture provides that it ceases to be of further effect with respect to the Debt Securities of, or within, any series (except for certain specified surviving obligations, including certain obligations to register, transfer or exchange Debt Securities; and the rights of Holders of Debt Securities to receive payments of principal and interest upon the stated maturity of the Debt Securities) upon the satisfaction of certain conditions, including that:

a)	all Debt Securities of such series not previously delivered to the Trustee for cancellation
(1) have become due and payable,
(2) will become due and payable at their stated maturity within one year, or
(3) are to be called for redemption within one year, and

b)	Farmland has irrevocably deposited or caused to be deposited with the Trustee money in an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal, premium, if any, and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or redemption date, as the case may be. (Section 14.01)

Each Indenture also contains defeasance provisions. Defeasance means that if Farmland follows specified procedures, including depositing with the trustee a sufficient amount of money and/or government obligations as described below, then we will be discharged from most obligations in respect to the debt securities of that series and/or from specified covenants and events of default. Under these defeasance provisions, unless otherwise specified with respect to the Debt Securities of any series issued under the Indenture, Farmland, at its option:

a)	will be discharged from any and all obligations in respect of the Debt Securities of such series (except with regard to certain specified surviving obligations, including

(1) certain obligations to register, transfer or exchange Debt Securities and

(2) the rights of Holders of Debt Securities to receive payments of principal and interest upon the stated maturity), or

b)	will not be subject to certain covenants and Events of Default,

in each case, upon the compliance with certain conditions, including the deposit with the relevant Trustee, in trust, of money and/or Government Obligations which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and each installment of interest on such Debt Securities at the maturity of such payments and any mandatory sinking fund payments applicable to such series on the day on which such payments are due and payable in accordance with the terms of the applicable Indenture and such Debt Securities. (Sections 14.03, 14.04, 14.05, 14.06)

Tax Consequences of Interest Election

Holders of Demand Loan Certificates and Subordinated Debenture Bonds should be aware that the election to receive interest on the payment date or to have the interest compounded semi-annually and paid at the date of redemption of the related security will not affect the reporting of interest for federal income tax purposes. All interest whether paid on the payment date or left to accumulate and be paid at the date of redemption of the related security will be credited to the Holder’s account on the payment or compounding date. All interest credited to the Holder’s account will be reported on a Form 1099 INT to the Holder and the Internal Revenue Service (“IRS”) as interest income for the calendar year in which such interest is credited to the Holder’s account regardless of the Holder’s method of accounting for federal income tax purposes. Therefore, a Holder who elects to have interest paid at the date of redemption of the related security would have taxable income for a year and not receive such interest income in cash. However, the Holder could terminate the election to have interest paid at the date of redemption, and on the effective date of such termination, the Holder would receive payment of all interest accumulated through the date of termination.

CAUTIONARY STATEMENT AS TO FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements. This paragraph describes important factors (but not necessarily all important factors) that could cause actual future results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Farmland. Where any such forward-looking statement includes a statement of the assumptions or basis underlying the forward-looking statement, Farmland cautions that, while it believes the assumptions or basis to be reasonable and makes them in good faith, the assumed facts or basis almost always vary from actual results and the differences between the assumed facts or basis and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, Farmland, or its management, expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Such forward looking statements include, without limitation, statements regarding the ability to repay principal and interest on our debt securities from continuing operations and the use of proceeds from the offering. Discussion containing these forward-looking statements is found in the material set forth under “Risk Factors” and “Use of Proceeds”, as well as within this prospectus generally.

Taking into account the foregoing, the following are identified as important factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, Farmland:

  Weather patterns (flood, drought, frost, etc.) or crop failure.
  Federal or state regulations regarding agricultural programs and production efficiencies.
  Federal or state regulations regarding the amounts of fertilizer and other chemical applications used by farmers.
  Factors affecting the export of United States agricultural products (including foreign trade and monetary policies, laws and regulations, political and governmental changes, inflation and exchange rates, taxes, operating conditions and world demand).
  Factors affecting supply, demand and price of crude oil, refined fuels, natural gas and other commodities.
  Regulatory delays and other unforeseeable obstacles beyond our control that may affect growth strategies through unification, acquisitions and investments in ventures.
  Competitors in various segments which may be larger than Farmland, offer more varied products or possess greater resources.
  Technological changes that are more difficult or expensive to implement than anticipated.
  Unusual or unexpected events such as, among other things, litigation settlements, adverse rulings or judgments and environmental remediation costs in excess of amounts accrued.
  Material adverse changes in financial, banking or capital markets.
  Federal or state regulations regarding environmental matters.
  Terrorist attacks which have disrupted the financial and credit markets and have negatively impacted the United States economy and other economies.

LEGAL MATTERS

Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland, has given an opinion upon the legality of the Offered Debt Securities as well as an opinion regarding tax matters described under “Tax Consequences” on page 14 of this prospectus.

EXPERTS

The Consolidated Financial Statements and Schedules of Farmland as of August 31, 2000 and 2001 and for each of the years in the three-year period ended August 31, 2001 are incorporated by reference in this prospectus and have been incorporated in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing. The report of KPMG LLP covering the August 31, 2001 Consolidated Financial Statements refers to a change in the accounting method for derivative instruments and hedging activities, and to a change in the accounting method for planned major maintenance costs from the accrue-in-advance method to the direct expense method.

QUALIFIED INDEPENDENT UNDERWRITER

First Union Securities, Inc., a member of the NASD, has participated as a qualified independent underwriter in the “due diligence” review with respect to the preparation of this prospectus. See “Plan of Distribution”, beginning on page 13, regarding the exception from pricing by the qualified independent underwriter.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses (excluding commissions) to be incurred in connection with the issuance and distribution of the securities to be offered are estimated as follows and will be borne by Farmland:

                                                         Estimated
Item                                                      Expense
Federal and state registration fees...............     $     163,000
State taxes and fees..............................             7,000
Printing and engraving............................            92,000
Accounting and legal..............................            20,000
Trustee fee.......................................            54,000
Advertising and administration....................         1,196,000
Item 15. Indemnification of Directors and Officers

Section 6002(b) of Chapter 17 of the Kansas Statutes, permits the following provision to be included in the articles of incorporation of Farmland:

a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director’s duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424, and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock.

Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

Article VII of the Articles of Incorporation of Farmland reads as follows:

ARTICLE VII - Indemnification

Section 1.         Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

Section 2.         Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation, the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.

Item 16. Exhibits, Financial Statement Schedules

(A) Exhibits

The following exhibits are filed as a part of this Form S-2 Registration Statement. Certain of these exhibits are incorporated by reference.

     1.           Underwriting Agreement between Farmland Industries, Inc. and Farmland Securities Company, dated December
                  6, 1989  (Incorporated by Reference - Form S-1, (Registration No. 33-56821), filed December 12, 1994)

     1.A          Amendment, dated December 5, 1994, to the agreement, dated December 6, 1989 between Farmland Industries,
                  Inc. and Farmland Securities Company  (Incorporated by Reference, Form S-1, (Registration No. 33-56821),
                  filed December 12, 1994)

     2.B          Master Lease between Farmland Industries, Inc. and ADM/Farmland, Inc., and Archer Daniels Midland Company,
                  dated May 4, 2001 (Incorporated by Reference - Form 8-K, (File No. 001-11629), filed May 21, 2001)

             Instruments Defining the Rights of Security Holders, including Indentures***:

     4.(i)A      Form of Trust Indenture with UMB Bank, National Association, providing for issuance of unsubordinated debt securities, including form of Demand Loan Certificates (Incorporated by Reference - Form S-1/A,
                 (Registration No. 333-40759), filed December 9, 1997, effective December 31, 1997)

     4.(i)B      Form of Trust Indenture with Commerce Bank, National Association, providing for issuance of Subordinated Debenture Bonds, including forms of Ten-Year Bond,
                 Series A, Ten-Year Bond, Series B, Five-Year Bond, Series C, Five-Year Bond,
                 Series D, Ten-Year Monthly Income Bond, Series E, Ten-Year Monthly Income Bond,
                 Series F, Five-Year Monthly Income Bond, Series G and Five-Year Monthly Income
                 Bond, Series H (Incorporated by Reference - Form S-1/A, (Registration No.
                 333-40759), filed December 9, 1997, effective December 31, 1997)

    *4.(i)C       Form of receipt, for issuance of Demand Loan Certificates in uncertificated form

    *4.(i)D       Form of receipt, for issuance of Ten-Year Bond, Series A, Ten-Year Bond, Series B, in uncertificated form

    *4.(i)E       Five-Year Bond, Series C, Five-Year Bond, Series D, in uncertificated form

    *4.(i)F       Ten-Year Monthly Income Bond, Series E, Ten-Year Monthly Income Bond, Series F, Five-Year Monthly Income
                  Bond, Series G and Five-Year Monthly Income Bond, Series H, in uncertificated form

     4.(i)G       Certificate of Designation for a Series of Preferred Shares Designated as 8% Series A Cumulative
                  Redeemable Preferred Shares, dated December 19, 1997  (Incorporated by Reference - Form S-2, (Registration
                  No. 333-47973), filed April 3, 1998)

     4.(ii)A      Syndicated Credit Facility between Farmland Industries, Inc. and various banks dated May 10, 2000
                  (Incorporated by Reference - Form 10-Q, (File No. 001-11629), filed July 17, 2000)

     4.(ii)B      Second Amendment to Credit Agreement dated April 12, 2001 (Incorporated by Reference - Form 10-Q, (File
                  No. 001-11629), filed April 16, 2001)

     4.(ii)C      Third Amendment to Syndicated Credit Agreement Facility, between Farmland Industries, Inc. and various banks, dated November 9, 2001 (Incorporated by Reference - Form 10-K, (File No. 001-11629), filed November
                  20, 2001)

  ** 5            Opinion of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. re: legality

  ** 8            Opinion of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. re: tax matters

             Material Contracts:

             Management Remunerative Plans:

    10.(iii)A     Employee Variable Compensation Plan (September 1, 2001 - August 31, 2002) (Incorporated by Reference -
                  Form 10-K, (File No. 001-11629), filed November 20, 2001)

    10.(iii)B     Board of Directors Insurance (Incorporated by Reference - Form 10-K, (File No. 001-11629), filed November
                  22, 2000)

    10.(iii)C     Farmland Industries, Inc. Supplemental Executive Retirement Plan (As Amended and Restated Effective
                  September 1, 1999) (Incorporated by Reference - Form 10-K, (File No. 001-11629), filed November 19, 1999)

    10.(iii)C(1)  Resolution Approving the Revision of Appendix A of the Farmland Industries, Inc. Supplemental Executive
                  Retirement Plan and Appendix A (Incorporated by Reference - Form 10-K, (File No. 001-11629), filed
                  November 27, 1996)

    10.(iii)D     Farmland Industries, Inc. Executive Deferred Compensation Plan (As Amended and Restated Effective November
                  1, 1996) (Incorporated by Reference - Form 10-K, (File No. 001-11629), filed November 27, 1996)

    10.(iii)E     Employment agreement between Farmland and Mr. Robert W. Honse, dated August 1, 2000 (Incorporated by
                  Reference - Form 10-K, (File No. 001-11629), filed November 22, 2000)

    10.(iii)F     Employment agreement between Farmland and Mr. William Fielding, dated January 31, 2000 (Incorporated by
                  Reference - Form 10-Q, (File No. 001-11629), filed April 14, 2000)

    10.(iii)G     Summary of severance and retention bonus plan for certain management employees of Farmland, dated June 7,
                  1999 (Incorporated by Reference - Form 10-Q, (File No. 001-11629), filed July 14, 1999)

    10.(iii)H     Employment agreement between Farmland and Mr. Robert Terry, dated December 1, 2000 (Incorporated by
                  Reference - Form 10-Q, (File No. 001-11629), filed April 16, 2001)

    10.(iii)I     Employment agreement between Farmland and Mr. John Berardi, dated April 6, 2001 (Incorporated by Reference
                  - Form 10-Q, (File No. 001-11629), filed April 16, 2001)

    10.(iii)J     Management Long Term Incentive Plan dated February 22, 2001 (Incorporated by Reference - Form 10-Q, (File
                  No. 001-11629), filed April 16, 2001)

  **12            Computation of Ratios

  **23.A          Independent Auditors' Consent

  **23.B          Consent of Qualified Independent Underwriter

  **23.C          Consent of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. (Included in Exhibit 5)

  **23.D          Consent of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. (Included in Exhibit 8)

   *24            Power of Attorney

   *25.A          Statement of Eligibility of Trustee and Qualification of UMB Bank, National Association, as Trustee, Form
                  T-1

   *25.B          Statement of Eligibility of Trustee and Qualification of Commerce Bank, National Association, as Trustee,
                  Form T-1

*  Filed with this registration statement, as originally filed.

**  Filed herewith.

*** Long-term debt instruments pursuant to which the debt issuable thereunder does not exceed 10%
of Farmland’s total assets have not been filed. At the Commission’s request, we agree to furnish a copy of such instruments or agreements.

(B) Financial Statement Schedules

All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes incorporated herein by reference to Form 10-K filed November 20, 2001.

Item 17. Undertakings

The undersigned registrant hereby undertakes:
        (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii)       To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (d)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Farmland Industries, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri on January 16, 2002.

                                                     FARMLAND INDUSTRIES, INC.

                                                     By               /s/  JOHN F. BERARDI
                                                       ----------------------------------------------------
                                                                         John F. Berardi
                                                                  Executive Vice President and
                                                                     Chief Financial Officer

                                                     By               /s/  ROBERT B. TERRY
                                                       ----------------------------------------------------
                                                                         Robert B. Terry
                                                         Executive Vice President, General Counsel and
                                                                      Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                                           Title                       Date
                 ---------                                           -----                       ----

                             *                                Chairman of Board           January 16, 2002
    -------------------------------------------------
                    Harry Fehrenbacher                          and Director

                             *                             Vice Chairman of Board         January 16, 2002
    -------------------------------------------------
                        Jody Bezner                       Vice President and Director

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                    Lyman L. Adams, Jr.

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                    Ronald J. Amundson

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                    Baxter Ankerstjerne

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                     Donald Anthony

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                      Larry Dahlsten

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Steven Erdman

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Donald Gales

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                     Thomas H. Gist

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Ben Griffith

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Barry Jensen

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                        Ron Jurgens

                                                                  Director                January 16, 2002
    -------------------------------------------------
                      Douglas Kuhlman

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                    William F. Kuhlman

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Greg Pfenning

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Monte Romohr

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                        Joe Royster

                                                                  Director                January 16, 2002
    -------------------------------------------------
                       Larry Shriver

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                      E. Kent Stamper

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Eli F. Vaughn

                             *                                    Director                January 16, 2002
    -------------------------------------------------
                       Frank Wilson

                   /s/  ROBERT W. HONSE                         President and             January 16, 2002
    -------------------------------------------------
                      Robert W. Honse                      Chief Executive Officer

                   /s/  JOHN F. BERARDI                   Executive Vice President        January 16, 2002
    -------------------------------------------------
                      John F. Berardi                     and Chief Financial Officer
                                                          (Principal Financial Officer)

                   /s/  STEVEN R. RHODES                      Vice President and          January 16, 2002
    -------------------------------------------------
                     Steven R. Rhodes                             Controller
                                                          (Principal Accounting Officer)

*BY /s/  JOHN F. BERARDI
   --------------------------
                      John F. Berardi
                    Attorney-In-Fact

                                                        EXHIBIT INDEX

Exhibit No.                        Description of Exhibits
-----------     ------------------------------------------

     5            Opinion of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. re: legality

     8            Opinion of Robert B. Terry, Executive Vice President, General Counsel and Corporate Secretary of Farmland
                  Industries, Inc. re: tax matters

   12             Computation of Ratios

    23.A          Independent Auditors' Consent

    23.B          Consent of Qualified Independent Underwriter